SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20545

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number 000-24977
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(Check One)

[X]Form 10-K and Form 10-KSB     [ ] Form 11-K      [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB    [ ]Form N-SAR

For period ended:       December 31, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

HBOA Holdings, Inc.
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Full Name of Registrant

Mizar Energy Company
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Former Name if Applicable

5200 NW 33rd Avenue, Suite 21
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Address of Principal Executive Office (STREET AND NUMBER)

Ft. Lauderdale, FL 33309
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual
                  report, transition report on Form 10-K, Form 20-F, 11-K, Form
                  N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable to file its Annual Report on Form 10-KSB within the required period due to an unexpected delay in the preparation of the Registrant's audited financial statements. The Registrant had to revise its financial statements to include 600,000 warrants. The Registrant was under the belief that these warrants had not been issued. At 1:00 p.m. today, the Registrant received confirmation that the 600,000 warrants had been issued. The Registrant's accountant made the revisions to the financial statements before 5:30 today; however, due to the short notice, the financial printer was unable to complete the edgarization process before the deadline.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gary Verdier                        (954)             938-8010
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            (Name)                         (Area Code)      (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ]Yes [X ] No

         The Registrant filed its amendment to its report on Form 8-K reporting its merger of HBOA.Com, Inc., a District of Columbia corporation, with and into HBOA Holdings, Inc.f/k/a Mizar Energy Company two days late. The amendment to the Form 8-K was filed on August 16, 2000.

(3) Is it anticipated that any significant change in results of operations from the correspondence period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


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                               HBOA Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       04/02/01              By /s/   Gary Verdier
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                                          Chief Executive Officer and  President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or
         Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.